SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)

SIGA Technologies, Inc.

(Name of issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

826917-10-6
(CUSIP number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10065
(212) 572-8600
(Name, address and telephone number of person
authorized to receive notices and communications)

November 6, 2014
(Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.	Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,759,722
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,759,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,759,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6%
14.	Type of Reporting Person CO

1.	Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,759,722
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,759,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,759,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6%
14.	Type of Reporting Person OO

This statement ("Amendment No. 12") amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004, Amendment No. 3 thereto dated November 29, 2007, Amendment No. 4 thereto dated June 19, 2008, Amendment No. 5 thereto dated April 29, 2009, Amendment No. 6 thereto dated July 30, 2009, Amendment No. 7 thereto dated September 17, 2009, Amendment No. 8 thereto dated September 30, 2009, Amendment No. 9 thereto dated June 22, 2010, Amendment No. 10 thereto dated July 27, 2010 and Amendment No. 11 thereto dated May 17, 2012 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), a Delaware corporation ("Holdings"), MacAndrews & Forbes LLC (formerly known as MacAndrews & Forbes Inc., formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware limited liability company ("MacAndrews & Forbes"), TransTech Pharma, Inc., a Delaware corporation ("TransTech") and STH Partners, L.P., a Delaware limited partnership ("STH"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). This Amendment No. 12 is being filed by Holdings and MacAndrews & Forbes with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.  Holdings is a holding company (the sole stockholder of which is Mr. Ronald O. Perelman) and MacAndrews & Forbes is a direct wholly owned subsidiary of Holdings.  The Company has its principal executive offices at 660 Madison Avenue, Suite 1700, New York, NY 10065.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

Certain direct or indirect wholly-owned subsidiaries of Holdings acquired (i) 70,000 shares of Common Stock in the open market at a weighted average price per share of $1.4601 on November 6, 2014 and (ii) 129,727 shares of Common Stock in the open market at a weighted average price per share of $1.5179 on November 7, 2014 (collectively, the “Purchases”).  The aggregate purchase price for these shares of Common Stock was approximately $0.30 million, which amount was obtained from cash on hand.

Item 5. Interest in Securities of the Issuer

(a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, there were 53,504,296 shares of Common Stock outstanding as of October 27, 2014.  The Reporting Persons may be deemed to share beneficial ownership of 13,759,722 shares of Common Stock, representing approximately 25.6% of the Common Stock deemed to be outstanding (which includes 250,000 shares of Common Stock underlying warrants held by the Reporting Persons and exercisable within 60 days, which shares may be deemed to be beneficially owned by the Reporting Persons but are not outstanding).

The Reporting Persons have shared power to vote and dispose of the shares of Common Stock that they own or would own upon exercise of the warrants held by such Reporting Persons.

Paul G. Savas, a Director of the Company and the Executive Vice President and Chief Financial Officer of Holdings and MacAndrews & Forbes, may be deemed to beneficially own 186,840 shares of Common Stock, representing approximately 0.3% of the Common Stock outstanding (which includes 95,000 shares of Common Stock deemed to be beneficially owned by Mr. Savas but not outstanding).

Barry F. Schwartz, the Executive Vice Chairman of Holdings and MacAndrews & Forbes, beneficially owns 63,677 shares of Common Stock, representing approximately 0.1% of the Common Stock outstanding.

(c) Item 5(c) is hereby amended by adding the following at the end thereof:

The following transactions were effected during the past sixty days by the persons named above:

Certain direct or indirect wholly-owned subsidiaries of Holdings acquired (i) 151,158 shares of Common Stock in the open market at a weighted average price per share of $1.3286 on September 23, 2014 and (ii) 52,999 shares of Common Stock in the open market at a weighted average price per share of $1.3569 on September 24, 2014.  The aggregate purchase price for these shares of Common Stock was approximately $0.27 million, which amount was obtained from cash on hand.

For a discussion of the Purchases, see Item 3.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 11, 2014

MACANDREWS & FORBES HOLDINGS INC. MACANDREWS & FORBES LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President